

April 11, 2012

Via E-mail
Dr. George Scangos
Director and Chief Executive Officer
Biogen Idec, Inc.
133 Boston Post Road
Weston, MA 02493

Re: Biogen Idec, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 3, 2012
File No. 000-19311

Dear Dr. Scangos:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Reserves for Discounts and Allowances, page 47

1. On page 24, you indicate that healthcare reforms, including the 2010 Patient Protection and Affordable Care Act and Budget Control Act of 2011 may adversely affect your future results. Please provide us proposed revised disclosure to be included in future periodic reports that describes and quantifies the impact that the healthcare reform legislation has had on your results of operations for the periods presented and how you expect it will affect your future results of operations.

Research and Development, page 49

2. Please provide us a breakdown of research and development expenditures for 2011 and 2010, consistent with your management of these activities; e.g. a breakdown by project,

therapeutic class, development phase or other basis consistent with your management of these clinical development activities.

Notes to Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies
Revenue Recognition, page F-8

3. In the penultimate paragraph of your reserves for discounts and allowances policy on page F-10 you indicate that you discount foreign receivables you expect to collect in over a year at your estimate of that country's borrowing rate. Please explain to us why discounting of these receivables is appropriate. In your response, please tell us the original terms of these receivables and any concessions you made, or expect to make, to your customers. Explain to us how the selling price was fixed or determinable and why you believe that the collectibility was reasonably assured at the time revenue was recognized. In addition, please tell us how the claim made by AIFA related to Italian sales of TYSABRI as disclosed on page F-68 impacts your fixed or determinable assessment for these sales and clarify whether the asserted reimbursement limit is on a unit or aggregate basis. Please reference for us the authoritative literature you rely upon to support your accounting.

Fair Value Measurements, page F-11

4. You state on page F-12 that you "typically" utilize third party services to fair value your Level 2 instruments. Please provide us a proposed disclosure to be included in future periodic reports that quantifies the investments that were valued by the third party services.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant